Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

August 21, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Conlon Danberg
Ms. Margaret Schwartz

Re:	Meihua International Medical Technologies Co., Ltd.
Amendment No. 1 to Annual Report on Form 20-F
Filed July 3, 2023
File No. 001-41291

Ladies and Gentlemen:

We are hereby transmitting the response of Meihua International Medical Technologies Co., Ltd. a Cayman company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2023, regarding the Company’s Amendment No.1 to our Annual Report on Form 20-F filed with the Commission on July 3, 2023. An Amendment No. 2 to the Form 20-F (the “Amended No.2 to Form 20-F”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendment No. 1 to Annual Report on Form 20-F, filed July 3, 2023

Item 3. Key Information, page 1

1. We note your response to previous comment 1 and re-issue the comment in part. We acknowledge that the Company does not have operations in Macau at this time. However, it is possible that the Company will commence operations in Macau in the future. Therefore, please expand on your new disclosure at the outset of Item 3. Key Information—D. Risk Factors to state that such legal and operational risks would apply to any operations in Macau. Alternatively, please remove the carve out for the special administrative region of Macau from the defined term “China” or the “PRC” in the Use of Certain Defined Terms section.

Response: In response to the Staff’s comment, we expanded our disclosure at the outset of Item 3. Key Information—D. Risk Factors to state that such legal and operational risks would apply to any operations in Macau (see page 7 of Amendment No. 2 to Form 20-F). In addition, we also revised the definition of the term “China” or the “PRC” in the Use of Certain Defined Terms section to include the special administrative regions of Hong Kong and Macau (see page ii of Amendment No. 2 to Form 20-F).

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Amended No. 2 to Form 20-F. Should you have any questions or concerns, please kindly contact our counsel, Megan J. Penick, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or mpenick@mrllp.com.

Sincerely,

/s/ Xin Wang
Xin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.